Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 17 DATED MARCH 7, 2019
TO THE OFFERING CIRCULAR DATED AUGUST 22, 2018

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated August 22, 2018 and filed by us with the Securities and Exchange Commission (the “Commission”) on August 23, 2018 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

Senior Mortgage Loan – Mosby University City, LLC

On November 30, 2018, we acquired from Fundrise Lending, LLC, a wholly-owned subsidiary of our sponsor (“Fundrise Lending”), a first mortgage bridge loan with a maximum principal balance of $4,400,000, (the “Middleburg University City Senior Loan”). The borrower, Mosby University City, LLC, a Delaware limited liability company (“Mosby University City”), used the loan proceeds to acquire an approximately 14 acre parcel of land located at 7226 North Tryon St in Charlotte, NC (the “Mosby University City Property”). The borrower progressed though design, permitting, and obtained construction loan financing.  Consequently on March 1, 2019, Mosby University City, LLC paid off the total investment of $4,400,000.  All interest payments have been paid in full during the investment period, and the investment has yielded an internal rate of return of approximately 11.0% through March 1, 2019.